UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

__________________________

BARE ESCENTUALS, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

067511105
(CUSIP Number)

Stacey Seewald Sandler Capital Management 711 Fifth Avenue, 15th Floor New York, NY 10022 (212) 754-8100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP	Page 2 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sandler Associates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 2,590,230 shares SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 2,590,230 shares SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,590,230 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 067511105	Page 3 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sandler Associates II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 114,610 shares SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 114,610 shares SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,610 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 067511105	Page 4 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sandler Offshore Fund, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 342,070,shares SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 342,070,shares SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,070,shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 067511105	Page 5 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sandler Plus Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,224,030 shares SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,224,030 shares SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,224,030 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 067511105	Page 6 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sandler Capital Structure Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 140,910 shares SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 140,910 shares SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,910 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 067511105	Page 7 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Andrew Sandler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 5,005,200 shares SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 5,005,200 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,005,200 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 067511105	Page 8 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Sandler Capital Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 5,005,200 shares SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 5,005,200 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,005,200 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 067511105	Page 9 of 28 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Douglas Schimmel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 300,000 shares SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 300,000 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 067511105	Page 10 of 28 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (this “Statement”) relates is the common stock, par value $.01 per share (the “Common Stock”), of Bare Escentuals, Inc. (the “Company” or the “Issuer”). The name and address of the principal executive offices of the Company are Bare Escentuals, Inc., 71 Stevenson Street, 22nd Floor, San Francisco, CA 94105.

Item 2. Identity and Background.

This Statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, by each of the following persons (sometimes referred to herein collectively as “Reporting Persons”):

(i)        Sandler Associates, a New York limited partnership (“SA”), by virtue of its beneficial ownership of 2,590,230 shares of the Common Stock covered by this Statement;

(ii)       Sandler Associates II, LP, a New York limited partnership (“SA II”), by virtue of its beneficial ownership of 114,610 shares of the Common Stock covered by this Statement;

(iii)      Sandler Offshore Fund, Inc., a company formed under the laws of the British Virgin Islands (“SOF”), by virtue of its beneficial ownership of 342,070 shares of the Common Stock covered by this Statement;

(iv)      Sandler Plus Master Fund, Ltd., a company formed under the laws of the Cayman Islands (“SPF”), by virtue of its beneficial ownership of 1,224,030 shares of the Common Stock covered by this Statement;

(v)        Sandler Capital Structure Opportunities Master Fund, Ltd., a company formed under the laws of the Cayman Islands (“SCSOF”), by virtue of its beneficial ownership of 140,910 shares of the Common Stock covered by this Statement;

(vi)      Andrew Sandler, a U.S. citizen, by virtue of his being the portfolio manager of SA, SA II, SOF, SPF and various managed accounts, as a result of which he may be deemed to have beneficial ownership of 5,005,200 shares of Common Stock covered by this Statement;

(vii)      Sandler Capital Management, a registered investment advisor and a New York general partnership (“SCM”), by virtue of its being the investment adviser to SA, SA II, SOF, SPF, SCSOF and various managed accounts, as a result of which it may be deemed to have beneficial ownership of 5,005,200 shares of Common Stock covered by this Statement; and

(viii)    Douglas Schimmel, a U.S. citizen, by virtue of his being the portfolio manager of SCSOF and various managed accounts, as a result of which he may be deemed to have beneficial ownership of 300,000 shares of Common Stock covered by this Statement.

Each Reporting Person is in the business of acquiring, holding and disposing of interests in various companies for investment purposes. The address of the principal office of each Reporting Person (other than SOF, SPF and SCSOF) is 711 Fifth Avenue, 15th Floor, New York, NY 10022. The address of the registered office of SOF is c/o Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands. The address of the registered office of SPF and

CUSIP No. 067511105	Page 11 of 28 Pages

SCHEDULE 13D

SCSOF is c/o dms Corporate Services Ltd., P.O. Box 1344, dms House , 20 Genesis Close, Grand Cayman KY1-1108, Cayman Islands.

There are seven general partners of SCM (the “SCM General Partners”). The SCM General Partners are MJDM Corp., ALCR Corp., ARH Corp., SERF Corp., JYK SCM Corp., EML SCM Corp. and VM SCM Corp., each of which has a business address of 711 Fifth Avenue, 15th Floor, New York, New York 10022 and is in the business of acquiring, holding and disposing of interests in various companies for investment purposes. Each SCM General Partner (other than ARH Corp. and ALCR Corp.) is a New York corporation. ARH Corp. and ALCR Corp. are Delaware corporations. The attached Schedule A sets forth the controlling persons, the executive officers and the directors of each of the SCM General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

There are four general partners of each of SA and SA II (the “SA and SA II General Partners”). The SA and SA II General Partners are Sandler Associates GP, LLC, AMS SA LLC, DES SA LLC and HSRT SA LLC, each of which is in the business of acquiring, holding and disposing of interests in various companies for investment purposes. Each SA and SA II General Partner (other than HSRT SA LLC) has a business address of 711 Fifth Avenue, 15th Floor, New York, New York 10022. HSRT SA LLC has a business address of 17591 Lake Estate Drive, Boca Raton, FL 33496. Each SA and SA II General Partner (other than Sander Associates GP, LLC) is a New York limited liability company. Sander Associates GP, LLC, is a Delaware limited liability company. The attached Schedule B sets forth the controlling persons, the executive officers and the directors of each of the SA and SA II General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

None of the Reporting Persons and to the best of each of the Reporting Person’s knowledge none of the persons named in Schedule A or Schedule B hereto, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds for the acquisition of the Common Stock was the general working capital of SA, SA II, SOF, SPF, SCSOF and the various managed accounts to which SCM serves as investment adviser.

Item 4. Purpose of Transaction.

The Reporting Persons hold the Common Stock for investment, in the ordinary course of their businesses. In the course of making their investment, the Reporting Persons have examined the financial performance of the Issuer and its stock’s market performance relative to comparable companies have grown increasingly concerned about the effectiveness of the board of directors and senior management of the Issuer in maximizing shareholder value.

CUSIP No. 067511105	Page 12 of 28 Pages

SCHEDULE 13D

As a result, earlier today Sandler Capital Management, on behalf of the Reporting Persons, sent the following letter to the Issuer’s board of directors:

Board of Directors

Bare Escentuals, Inc.

71 Stevenson Street, 22nd Floor,

San Francisco, CA 94105

Ladies and Gentlemen:

Today, Sandler Capital Management and related persons (“Sandler Capital” or “we”) will file a Schedule 13D with the United States Securities and Exchange Commission indicating that we beneficially own in the aggregate over 5% of the outstanding common stock of Bare Escentuals, Inc. (the “Company”). Sandler Capital, a Registered Investment Advisor since 1988, is an alternative asset management firm managing both hedge funds and private equity funds.  Sandler Capital currently manages approximately $850 million in assets including approximately $500 million within our hedge fund portfolios.

We are writing to you to express our concern regarding what we believe to be a great disconnect between the value of the Company and its brand, on the one hand, and the price at which the Company’s Common Stock currently trades, on the other hand. Since the Company’s initial public offering on September 28, 2006 at a price of $22.00 per share, the market price of the Company’s Common Stock has fallen approximately 60%.(1)  During the same period, the S&P 500 Index was down approximately 25% and the Russell 2000 Index was down approximately 20%. During the same period, the stock price of two of the Company’s peers, L’Oreal SA (“L’Oreal”) and The Estée Lauder Companies Inc. (“Estée Lauder”), fell approximately 26% and 10%, respectively.  The Company’s underperformance relative to the overall market and to its peers is similar on a trailing two year basis. In addition, based on analysts’ current consensus earnings estimates for both calendar years 2009 and 2010, the Company is currently trading at substantial discount to Estée Lauder and L’Oreal.  Compared to Estée Lauder, the Common Stock is trading at nearly a 60% discount on 2009 estimates and close to a 50% discount on 2010 estimates. Compared to L’Oreal, the Common Stock is trading at over a 40% discount to both 2009 and 2010 estimates. We note that although Estée Lauder and L’Oreal have net debt to EBITDA profiles that are similar to the Company’s, the Company has far superior return on assets.  The current disconnect between “Wall Street’s” perception of the Company as compared to the cosmetic industry’s perception of the Company is vast and in our opinion is being perpetuated by the actions and inactions of the Company’s board and management.

We would like to engage the Company’s board and management in an active dialogue to offer suggestions that we believe will enhance the value of the Company’s Common Stock.  We respectfully remind the board of directors, including affiliates of Berkshire Partners LLC (“Berkshire”), and Ms. Leslie A. Blodgett, of their duties to act in the best interests of all of the Company’s shareholders and we believe that the Company needs to alter its mindset in order to do so. A brief outline of some broad suggestions is included below.

________________________________________

(1)

The statistics set forth herein are based on prices obtained as of the close of business on August 4, 2009, the date on which Sandler Capital’s beneficial ownership of the Company’s outstanding common stock exceeded 5%.

CUSIP No. 067511105	Page 13 of 28 Pages

SCHEDULE 13D

1.        Improve communication efforts with the investment community:  We believe that part of the value destruction that has taken place has been due to the Company’s lack of communication with the public investment community. Rather than shy away from “Wall Street,” we believe now is the time to communicate in a clear manner and attend various marketing events and non-deal road shows. In addition, we believe the Company and board should better communicate to investors anticipated large distributions of the Company’s Common Stock, particularly by inside private equity owners. Specifically, we cite the recent August 4, 2009, unannounced, haphazard distribution by Berkshire of just over 4 million shares of Common Stock.  This distribution was done without an underwritten offering and without a road-show.  We find this most disturbing because Berkshire has two seats on the Company’s board, including the Chairman, giving them a fiduciary duty to act in the best interest of all shareholders. We believe that this type of haphazard distribution of Common Stock skews upwards the volatility of the Common Stock, sharply depresses its price, and needlessly raises its beta.  These factors result in depressed earnings multiples. In our opinion, an underwritten public offering of such Common Stock would have produced a more desirable outcome than the arbitrary stock distribution that occurred. We cite the foregoing as a key example of the board and management not acting in shareholders’ best interests and the inherent conflict imposed on the Chairman of the board.

2.        Utilize the strength of the balance sheet for buying back stock:  The Company’s balance sheet continues to strengthen and net debt to EBITDA now stands well below 1x. With the continued free cash flow, supported by return on assets in the 40% range, we believe the board should authorize a share buy back program, as permitted by covenants contained within the Company’s credit agreements.  Any such buy back at current valuations would be highly accretive to earnings. For example, according to our calculations, repurchasing Common Stock using this year’s estimated free cash flow would be very accretive to even conservative forward 12 month earnings per share estimates. If “Wall Street” will not recognize the value of the Company as evidenced by per share market price remaining at current levels, we believe the board should take advantage of the disconnect by authorizing the Company to buy back its Common Stock.

3.        Explore strategic alternatives and sale of the Company:  We believe that the Company’s powerful brand, unique distribution strategies, including a growing boutique footprint, and burgeoning push into international markets, would be an attractive fit for a number of multi-national cosmetic companies.  If the disconnect continues, we would urge the Company’s board to form a special committee of the independent directors to actively seek strategic alternatives for the Company in order to maximize shareholder value.

We would appreciate and look forward to discussing these issues with you and with senior management in a cordial and productive manner. Given the urgency of these matters, we suggest that this occur as soon as possible.

Very truly yours,

Andrew Sandler

Managing Director

Sandler Capital Management

Vito Menza

Managing Director

Sandler Capital Management

CUSIP No. 067511105	Page 14 of 28 Pages

SCHEDULE 13D

In addition to delivering the letter discussed above, the Reporting Persons are considering a range of actions by which they may be able to encourage the Issuer to promote shareholder value. Such activities may include taking a position (including by contacting management and other shareholders of the Issuer) with respect to potential changes as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

Each Reporting Person expects to evaluate on an ongoing basis the Issuer's financial condition and prospects and its interest in, and intentions with respect to, the Issuer. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional shares of Common Stock; dispose of all or a portion of the securities of the Issuer, including the shares of Common Stock, that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities.

Except as set forth above, the Reporting Persons have no plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)        As of the date hereof, each of SA, SA II, SOF, SPF and SCSOF each beneficially own 2,590,230 shares of Common Stock, 114,610 shares of Common Stock, 342,070 shares of Common Stock, 1,224,030 shares of common Stock and 140,910 shares of Common Stock, respectively, or 2.8% , 0.1%, 0.4%, 1.3% and 0.2% respectively, of the Company’s issued and outstanding shares of Common Stock.

By virtue of the fact that SCM is the investment adviser to and is authorized and empowered to vote and dispose of the securities held by SA, SAII, SOF, SPF, SCSOF and various managed accounts, SCM may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each beneficially own. Accordingly, as of the date hereof, SCM may be deemed to own beneficially an aggregate of 5,005,200 shares of Common Stock or 5.4% of the Company’s issued and outstanding shares of Common Stock.

By virtue of the fact that Andrew Sandler is the portfolio manager of SA, SA II, SOF, SPF and various managed accounts and is authorized and empowered to vote and dispose of the securities held by SA, SA II, SOF, SPF, SCSOF and various managed accounts, Andrew Sandler may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each beneficially own. Accordingly, as of the date hereof, Andrew Sandler may be deemed to own beneficially an aggregate of 5,005,200 shares of Common Stock or 5.4% of the Company’s issued and outstanding shares of Common Stock.

CUSIP No. 067511105	Page 15 of 28 Pages

SCHEDULE 13D

By virtue of the fact that Douglas Schimmel is the portfolio manager of SCSOF and various managed accounts and is authorized and empowered to vote and dispose of the securities held by SCSOF and such managed accounts, Douglas Schimmel may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock which each beneficially own. Accordingly, as of the date hereof, Douglas Schimmel may be deemed to own beneficially an aggregate of 300,000 shares of Common Stock or 0.3% of the Company’s issued and outstanding shares of Common Stock.

(b)        SA has the sole power to direct the vote and the sole power to direct the disposition of the 2,590,230 shares of Common Stock that may be deemed to be owned beneficially by it. SA II has the sole power to direct the vote and the sole power to direct the disposition of the 114,610 shares of Common Stock that may be deemed to be owned beneficially by it. SOF has the sole power to direct the vote and the sole power to direct the disposition of the 342,070 shares of Common Stock that may be deemed to be owned beneficially by it. SPF has the sole power to direct the vote and the sole power to direct the disposition of the 1,224,030 shares of Common Stock that may be deemed to be owned beneficially by it. SCSOF has the sole power to direct the vote and the sole power to direct the disposition of the 140,910 shares of Common Stock that may be deemed to be owned beneficially by it. SCM has the shared power to direct the vote and the shared power to direct the disposition of the 5,005,200 shares of Common Stock that may be deemed to be owned beneficially by it. Andrew Sandler has the shared power to direct the vote and the shared power to direct the disposition of the 5,005,200 shares of Common Stock that may be deemed to be owned beneficially by him. Douglas Schimmel has the shared power to direct the vote and the shared power to direct the disposition of the 300,000 shares of Common Stock that may be deemed to be owned beneficially by him.

(c)        Except as set forth in Schedule C, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

(d)        No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

Not applicable.

Item 7. Materials to be Filed as Exhibits.

Exhibit 7.01:	Joint Filing Agreement

CUSIP No. 067511105	Page 16 of 28 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2009

SANDLER CAPITAL MANAGEMENT
By:	MJDM Corp., a general partner
By:	/s/ Moira Mitchell
Name: Moira Mitchelll Title: President

SANDLER ASSOCIATES
By:	Sandler Associates GP, LLC, a general partner
By:	/s/ Andrew Sandler
Name: Andrew Sandler Title: Manager

SANDLER OFFSHORE FUND, INC.
By:	/s/ Steven Warshavsky
Name: Steven Warshavsky Title: Director

SANDLER PLUS MASTER FUND, LTD.
By:	/s/ Steven Warshavsky
Name: Steven Warshavsky Title: Director

CUSIP No. 067511105	Page 17 of 28 Pages

SCHEDULE 13D

SANDLER CAPITAL STRUCTURE OPPORTUNITIES MASTER FUND, LTD.
By:	/s/ Steven Warshavsky
Name: Steven Warshavsky Title: Director

/s/ Andrew Sandler
ANDREW SANDLER

/s/ Douglas Schimmel
DOUGLAS SCHIMMEL

CUSIP No. 067511105	Page 18 of 28 Pages

SCHEDULE 13D

SCHEDULE A

The following Schedule sets forth the controlling persons, the executive officers and the directors of each of the SCM General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

MJDM CORP.

Michael Marocco, Sole Shareholder and Controlling Person

United States

Managing Director

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Moira Mitchell, President

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Kathy Rose, Vice President, Treasurer and Secretary

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Michael Todres, Director

United States

Accountant

Todres and Rubin LLP,

Accounting

400 Post Avenue

Suite 205

Westbury, New York 11590

CUSIP No. 067511105	Page 19 of 28 Pages

SCHEDULE 13D

ALCR CORP.

Andrew Sandler, Sole Shareholder and Controlling Person

United States

Managing Director

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Moira Mitchell, President

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Ellen O’Keefe, Treasurer and Secretary

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Ricky Sandler, Director

United States

Investments

Eminence Partners LLC,

Investment Management

20 Park Avenue

Suite 3300

New York, New York 10166

ARH CORP.

Harvey Sandler, Majority Shareholder and Controlling Person

United States

Founder

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

CUSIP No. 067511105	Page 20 of 28 Pages

SCHEDULE 13D

Jeffrey M. Levine, President

United States

Chief Financial Officer

Sandler Enterprises,

Investment Services

1555 North Park Drive

Suite 101

Weston, Florida 33329

Moira Mitchell, Treasurer and Secretary

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Ricky Sandler, Director

United States

Investments

Eminence Partners LLC,

Investment Management

20 Park Avenue

Suite 3300

New York, New York 10166

SERF CORP.

Douglas Schimmel, Sole Shareholder and Controlling Person

United States

Managing Director

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Moira Mitchell, President

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

CUSIP No. 067511105	Page 21 of 28 Pages

SCHEDULE 13D

Kathy Rose, Vice President and Secretary

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Michael Todres, Director

United States

Accountant

Todres and Rubin LLP,

Accounting

400 Post Avenue

Suite 205

Westbury, New York 11590

JYK SCM CORP.

Jae Kim, Sole Shareholder and Controlling Person

United States

Managing Director

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Moira Mitchell, President

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Kathy Rose, Vice President and Secretary

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

CUSIP No. 067511105	Page 22 of 28 Pages

SCHEDULE 13D

Michael Todres, Director

United States

Accountant

Todres and Rubin LLP,

Accounting

400 Post Avenue

Suite 205

Westbury, New York 11590

EML SCM CORP.

Eric Lewis, Sole Shareholder and Controlling Person

United States

Managing Director

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Moira Mitchell, President

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Kathy Rose, Vice President and Secretary

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Michael Todres, Director

United States

Accountant

Todres and Rubin LLP,

Accounting

400 Post Avenue

Suite 205

Westbury, New York 11590

CUSIP No. 067511105	Page 23 of 28 Pages

SCHEDULE 13D

VM SCM CORP.

Vito Menza, Sole Shareholder and Controlling Person

United States

Managing Director

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Moira Mitchell, President

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Kathy Rose, Vice President and Secretary

United States

Administrative

Sandler Capital Management,

Investment Advisor

711 Fifth Avenue

New York, New York 10022

Michael Todres, Director

United States

Accountant

Todres and Rubin LLP,

Accounting

400 Post Avenue

Suite 205

Westbury, New York 11590

CUSIP No. 067511105	Page 24 of 28 Pages

SCHEDULE 13D

SCHEDULE B

The following Schedule sets forth the controlling persons, the executive officers and the directors of each of the SA and SA II General Partners, and contains the following information with respect to each such person: (i) name, (ii) citizenship, and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Sandler Associates GP, LLC

Andrew Sandler, Manager and Controlling Person

United States

Managing Director

Sandler Capital Management

Investment Advisor

711 Fifth Avenue

New York, New York 10022

AMS SA LLC

Andrew Sandler, Sole Member and Manager and Controlling Person

United States

Managing Director

Sandler Capital Management

Investment Advisor

711 Fifth Avenue

New York, New York 10022

DES SA LLC

Douglas Schimmel, Sole Member and Manager and Controlling Person

United States

Managing Director

Sandler Capital Management

Investment Advisor

711 Fifth Avenue

New York, New York 10022

HSRT SA LLC

The Harvey Sandler Revocable Trust, Harvey Sandler, Sole Trustee and Controlling Person

United States

Founder, Sandler Capital Management, Investment Advisor

17591 Lake Estate Drive

Boca Raton, FL 33496

SCHEDULE C

TRANSACTIONS IN THE COMMON STOCK ($0.0001 PAR VALUE PER SHARE)

OF BARE ESCENTUALS, INC DURING THE PAST 60 DAYS

(All transactions were made in the open market unless otherwise indicated)

CUSIP No. 067511105	Page 25 of 28 Pages

SCHEDULE 13D

Date	Transaction Conducted By	Number of Shares Purchased	Price Per Share
6/1/09	SCM	5,230	$9.2404
6/1/09	SCSOF	4,770	$9.2404
6/3/09	SCM	11,800	$9.5194
6/3/09	SCM	7,860	$9.9000
6/3/09	SCSOF	7,140	$9.9000
6/3/09	SCM	7,860	$10.0455
6/3/09	SCSOF	7,140	$10.0455
6/4/09	SCM	5,240	$9.9377
6/4/09	SCSOF	4,760	$9.9377
6/4/09	SCM	2,520	$10.0072
6/4/09	SPF	17,620	$10.0072
6/4/09	SA	13,990	$10.0072
6/4/09	SAII	640	$10.0072
6/4/09	SOF	5,230	$10.0072
6/9/09	SCM	3,880	$9.2088
6/9/09	SPF	10,390	$9.2088
6/9/09	SA	21,980	$9.2088
6/9/09	SAII	980	$9.2088
6/9/09	SOF	2,770	$9.2088
6/17/09	SCM	16,400	$7.5788
6/18/09	SCM	157(1)	$1.4220
6/18/09	SPF	386(1)	$1.4220
6/18/09	SAI	818(1)	$1.4220
6/18/09	SAII	36(1)	$1.4220
6/18/09	SOF	103(1)	$1.4220
6/19/09	SCM	103(1)	$1.6400
6/19/09	SPF	258(1)	$1.6400
6/19/09	SAI	545(1)	$1.6400
6/19/09	SAII	25(1)	$1.6400
6/19/09	SOF	69(1)	$1.6400
6/19/09	SCM	13,090	$7.9990
6/19/09	SCSOF	11,910	$7.9990
6/23/09	SCM	153(1)	$1.4955
6/23/09	SPF	387 (1)	$1.4955
6/23/09	SAI	820(1)	$1.4955
6/23/09	SAII	36(1)	$1.4955
6/23/09	SOF	104(1)	$1.4955
6/25/09	SCM	6,460	$7.9403
6/25/09	SPF	21,130	$7.9403
6/25/09	SA	44,750	$7.9403
6/25/09	SAII	2,000	$7.9403
6/25/09	SOF	5,660	$7.9403
6/29/09	SCM	52,380	$8.5487
6/29/09	SCSOF	47,620	$8.5487
6/30/09	SCM	8,790	$8.9088
6/30/09	SPF	21,900	$8.9088
6/30/09	SA	46,380	$8.9088
6/30/09	SAII	2,070	$8.9088
6/30/09	SOF	5,860	$8.9088
7/1/09	SOF	8,800	$9.0010
7/7/09	SCM	5,290	$7.9972
7/7/09	SPF	6,280	$7.9972
7/7/09	SA	24,210	$7.9972

CUSIP No. 067511105	Page 26 of 28 Pages

SCHEDULE 13D

7/7/09	SAII	970	$7.9972
7/7/09	SOF	3,250	$7.9972
7/8/09	SCM	6,100	$7.8972
7/8/09	SCM	31,810	$7.8614
7/8/09	SPF	76,250	$7.8614
7/8/09	SA	162,910	$7.8614
7/8/09	SAII	7,260	$7.8614
7/8/09	SOF	21,770	$7.8614
7/14/09	SCM	3,180	$7.9362
7/14/09	SPF	7,620	$7.9362
7/14/09	SA	16,290	$7.9362
7/14/09	SAII	730	$7.9362
7/14/09	SOF	2,180	$7.9362
7/16/09	SCM	47,650	$7.8200
7/16/09	SPF	114,390	$7.8200
7/16/09	SA	244,400	$7.8200
7/16/09	SAII	10,890	$7.8200
7/16/09	SOF	32,670	$7.8200
7/29/09	SCM	12,700	$7.5412
7/29/09	SCM	37(1)	$1.1000
7/29/09	SPF	7(1)	$1.1000
7/29/09	SAI	34(1)	$1.1000
7/29/09	SAII	2(1)	$1.1000
7/29/09	SOF	20(1)	$1.1000
7/30/09	SCM	11,000	$8.0576
7/30/09	SPF	25,300	$8.0576
7/30/09	SA	54,060	$8.0576
7/30/09	SAII	2,410	$8.0576
7/30/09	SOF	7,230	$8.0576
7/30/09	SCM	27,820	$7.9173
7/30/09	SCSOF	22,180	$7.9173
7/30/09	SCM	21,920	$8.2827
7/30/09	SPF	50,630	$8.2827
7/30/09	SA	108,170	$8.2827
7/30/09	SAII	4,820	$8.2827
7/30/09	SOF	14,460	$8.2827
7/31/09	SCM	43,850	$8.7915
7/31/09	SPF	101,250	$8.7915
7/31/09	SA	216,350	$8.7915
7/31/09	SAII	9,630	$8.7915
7/31/09	SOF	28,920	$8.7915
8/3/09	SCM	36,200	$9.1743
8/3/09	SCM	26,510	$9.4431
8/3/09	SCSOF	23,490	$9.4431
8/4/09	SCM	36,320	$8.8787
8/4/09	SPF	149,840	$8.8787
8/4/09	SA	266,040	$8.8787
8/4/09	SAII	12,360	$8.8787
8/4/09	SOF	35,440	$8.8787
8/7/09	SCM	6,840	$9.4826
8/7/09	SPF	18,250	$9.4826
8/7/09	SA	38,110	$9.4826
8/7/09	SAII	1,710	$9.4826
8/7/09	SOF	5,090	$9.4826

(1) Each option entitles the holder to purchase 100 shares of the Issuer’s Common Stock.

CUSIP No. 067511105	Page 27 of 28 Pages

SCHEDULE 13D

  EXHIBIT 7.01

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Bare Escentuals, Inc. and that this Agreement be included as an Exhibit to such statement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of August __, 2009.

SANDLER CAPITAL MANAGEMENT
By:	MJDM Corp., a general partner
By:	/s/ Moira Mitchell
Name: Moira Mitchelll Title: President

SANDLER ASSOCIATES
By:	Sandler Associates GP, LLC, a general partner
By:	/s/ Andrew Sandler
Name: Andrew Sandler Title: Manager

SANDLER OFFSHORE FUND, INC.
By:	/s/ Steven Warshavsky
Name: Steven Warshavsky Title: Director

SANDLER PLUS MASTER FUND, LTD.
By:	/s/ Steven Warshavsky
Name: Steven Warshavsky Title: Director

CUSIP No. 067511105	Page 28 of 28 Pages

SCHEDULE 13D

SANDLER CAPITAL STRUCTURE OPPORTUNITIES MASTER FUND, LTD.
By:	/s/ Steven Warshavsky
Name: Steven Warshavsky Title: Director

/s/ Andrew Sandler
ANDREW SANDLER

/s/ Douglas Schimmel
DOUGLAS SCHIMMEL